March 27, 2006

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Vanessa Robertson, Staff Accountant

Re:	SeraCare Life Sciences, Inc.

Form 8-K/A

Filed March 27, 2006

File No. 000-33045 (the “Amended Current Report”)

Dear Ms. Robertson:

On behalf of our client, SeraCare Life Sciences, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in that certain letter to Tom Lawlor, dated March 20, 2006 (the “Staff’s Letter”), regarding the Form 8-K filed by the Company with the SEC on March 15, 2006 (the “Initial Current Report”). The Company’s Amended Current Report is transmitted via EDGAR for filing herewith and includes changes made to the Initial Current Report in response to the Staff’s Letter.

The text of the Staff’s comment has been included in this response letter, and the number of the following paragraph corresponds to the number of the paragraph in the Staff’s Letter.

Item 4.02(a)

1.	Comment: Please expand your disclosure to clarify the nature of the issues that have led to the conclusion that the previously issued financial statements should no longer be relied upon.

Response:

The Amended Current Report amends and restates the first paragraph of Item 4.02(a) of the Initial Current Report to clarify the nature of the issues that have led to the conclusion that the previously issued financial statements should no longer be relied upon.

The Company has advised us that it understands that it is responsible for the adequacy of the disclosure in its filings with the SEC. The Company has also advised us that it understands that the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the SEC from taking action with respect to the Registration Statement. The Company has further advised us that it understands that it may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 823-6980 with any questions or comments regarding this letter or the changes made to the Initial Current Report.

Sincerely,

/s/ Andor D. Terner
Andor D. Terner of O’MELVENY & MYERS LLP

cc:	Robert Cresci

Tom Lawlor